UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

MVP REIT, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)

553877 101
(CUSIP Number)

VESTIN REALTY MORTGAGE II, INC
8880 W. SUNSET ROAD #320
LAS VEGAS, NEVADA 89148
Telephone:  (702) 227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553877 101

1.	Name of reporting person: Vestin Realty Mortgage II, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 867,458
	8.	Shared voting power 0
	9.	Sole dispositive power 867,458
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 867,458
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.81% (1)
14.	Type of reporting person (see instructions) CO

(1)
The percentage calculation is based on 11,103,646 shares of common stock of MVP REIT, Inc. (the "Issuer") issued and outstanding as of November 14, 2017, as reported in the Issuer's Form 10-Q filed with the SEC on November 14, 2017.

Item 1.	Security and Issuer.

This amendment No. 1 (the "Amendment No. 1") to Schedule 13D relates to the Schedule 13D filed on October 24, 2017 (the "Original Schedule 13D") by Vestin Realty Mortgage II, Inc. (the "Reporting Person") relating to the common stock, par value $0.001 per share (the "Common Stock"), of MVP REIT II, Inc., a Maryland corporation (the "Issuer").
Capitalized terms used but not defined in this Amendment No. 1 shall have the meetings set forth in the Original Schedule 13D.
Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
On November 9, 2017, the Reporting Person beneficially acquired an additional 2,304 shares of Common Stock as purchase price adjustment (in lieu of cash) in connection with the October 18, 2017 sale of certain real property interests.  As a result, the Reporting Person is deemed to have beneficially acquired a total of 748,526.4 shares of Common Stock as partial purchase price consideration for the sale of the real property interests on October 18, 2017.
In a separate transaction on November 9, 2017, the Reporting Person acquired, for general investment purposes, 118,647.18 shares of the Issuer's common stock from a third party at a purchase price of $8.563 per share.
On November 10, 2017, the Issuer paid a prorated stock distribution to all their shareholders, which resulted in an additional 284.753 shares of Common Stock distributed to the Reporting Person.
As a result, as of the date of this Amendment No. 1, the Reporting Person owns an aggregate of 867,458 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and reinstated in its entirety to read as follows:
(a) The Reporting Person owns 867,458 shares of Common Stock, representing approximately 7.81% of the shares of Common Stock issued and outstanding.  The percentage calculation is based on 11,103,646 shares of Common Stock issued and outstanding as of November 14, 2017, as reported in the Issuer's Form 10-Q filed with the SEC on November 14, 2017.

 (b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the 867,458 shares of Common Stock.
(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2017

Vestin Realty Mortgage II, Inc.

By:	/s/ Michael V. Shustek
Michael V. Shustek
President and Chief Executive Officer